LAW OFFICES OF
                           DERENTHAL & DANNHAUSER LLP
                               LAKE MERRITT PLAZA
                        1999 HARRISON STREET, 26TH FLOOR
                           OAKLAND, CALIFORNIA 94612


                                 August 28, 2008




BY EDGAR AND FACSIMILE

Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Mail Stop 3628
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

                  Re: BellaVista Capital, Inc. (the "Company") Schedule TO-I filed August 18, 2008
                           SEC File No. 5-80316

Dear Ms. Kim:

         We received your letter dated August 22, 2008 commenting on the above-referenced filing. The Company is still in the process of preparing its quarterly report on Form 10-Q for the period ended June 30, 2008 and currently anticipates filing that report by the end of next week.

         You have asked, among other things, that the Company update its filing to include information for the quarter then ended. Upon completion and filing of its quarterly report, the Company will prepare and file an amendment to its Schedule TO along with correspondence responding to the comments in your letter, and will disseminate supplemental disclosure to shareholders.

                                     Very truly yours,

                                     /s/ PAUL J. DERENTHAL

                                     Paul J. Derenthal

cc: Michael Rider